Registration No. 333-_____
      As filed with the Securities and Exchange Commission on July 17, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------

                             LASERSIGHT INCORPORATED
             (Exact name of registrant as specified in its charter)
         Delaware                       3845                        65-0273162
(State or other jurisdiction      (Primary Standard              I.R.S. Employer
     of incorporation or       Industrial Classification          Identification
        organization)                Code Number)                     Number)

                      3300 University Boulevard, Suite 140
                             Orlando, Florida 32792
                                 (407) 678-9900
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


              Mr. Gregory L. Wilson                          Copy to:
             Chief Financial Officer                   Mark L. Dosier, Esq
             LaserSight Incorporated               Sonnenschein Nath & Rosenthal
       3300 University Boulevard, Suite 140               8000 Sears Tower
             Orlando, Florida 32792                   Chicago, Illinois 60606
                 (407) 678-9900                            (312) 876-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)



         Approximate date of commencement of proposed sale to public: From time to time after the Registration Statement is declared effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]_____

         If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement of the earlier effective registration statement for
     the same offering.                                                 [ ]_____

         If  the  delivery  of the prospectus is expected to be made pursuant to
     Rule 434, please check the following box.                          [ ]_____


                         CALCULATION OF REGISTRATION FEE

    Title of Each Class of          Amount to be       Proposed Maximum Offering        Proposed Maximum             Amount of
  Securities to be Registered      Registered (1)           Price per Share         Aggregate Offering Price     Registration Fee
  ---------------------------      --------------           ---------------         ------------------------     ----------------
Common Stock, $.001 par               4,105,820                $4.86(2)                   $19,954,285                $5,886.51
   value(3).................           shares


    (1) In the event of a stock split, stock dividend, or similar transaction involving the Common Stock of the Company, in order to prevent dilution, the number of shares of Common Stock registered hereby shall be automatically increased to cover the additional shares of Common Stock in accordance with Rule 416.

    (2) Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. Based on the average high and low prices reported for the Common Stock on The Nasdaq Stock Market on July 10, 1998.

    (3) Includes the associated preferred stock purchase rights (the "Rights") to purchase one one-thousandth of a share of Series E Junior Participating Preferred Stock. The Rights initially are attached to and trade with the Common Stock of the Registrant. The value attributable to such Rights, if any, is reflected in the offering price of the Common Stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                    SUBJECT TO COMPLETION DATED JULY 17, 1998
PROSPECTUS

                                4,105,820 Shares
                             LASERSIGHT INCORPORATED
                         Common Stock ($.001 par value)

      This Prospectus relates to an aggregate of 4,105,820 shares of common stock, $.001 par value, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of July 2, 1998, between LaserSight Incorporated and American Stock Transfer & Trust Company as Rights Agent (the "Shares" or "Common Stock"), of LaserSight Incorporated, a Delaware corporation (the "Company"), being offered for sale from time to time by the selling stockholders named in this Prospectus (the "Selling Stockholders"). The Company will not receive any proceeds from any sale of Shares by the Selling Stockholders.

      The Company has been advised by the Selling Stockholders that there are no underwriting arrangements with respect to the sale of Common Stock, that the Shares may be offered hereby from time to time for the account of the Selling Stockholders in transactions on The Nasdaq Stock Market, in negotiated transactions or a combination of both at prices related to prevailing market prices, or at negotiated prices. See "Selling Stockholders" and "Plan of Distribution." The Company will pay the expenses in connection with the registration of the Shares (other than any underwriting discounts and selling commissions, and fees and expenses of counsel and other advisors, if any, to the Selling Stockholders) estimated to be $60,000.

      The Common Stock is traded on The Nasdaq Stock Market under the symbol "LASE." On July 16, 1998, the closing sale price for the Common Stock was $6.94 per share.

      The Shares involve a high degree of risk. See "Risk Factors" beginning on page 5.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

      The Selling Stockholders, through broker-dealers or agents designated from time to time, may sell the Shares from time to time on terms to be determined at the time of sale. The aggregate proceeds to the Selling Stockholders from the Shares will be the purchase price of the Shares sold less the aggregate brokerage or agents' commissions, if any, and other expenses of issuance and distribution not borne by the Company. The Selling Stockholders and any broker-dealer or agent that participates with the Selling Stockholders in the distribution of the Shares may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."


                 The date of this Prospectus is July ___, 1998.

                                TABLE OF CONTENTS


Documents Incorporated by Reference                    Capitalization
The Company                                            Description of Securities
Recent Developments                                    Plan of Distribution
The Offering                                           Selling Stockholders
Risk Factors                                           Legal Matters
Use of Proceeds                                        Experts
                                                       Available Information

      No dealer, salesman or other person has been authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus in connection with the offerings described herein, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation. Neither the delivery of this Prospectus nor any offer, sale or exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs or operations of the Company since the date of this Prospectus, or that the information herein is correct as of any time subsequent to such date.

                       DOCUMENTS INCORPORATED BY REFERENCE

      The following documents of the Company filed with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "Exchange Act") are incorporated by reference in this Prospectus:

     A. Annual Report on Form 10-K for the year ended December 31, 1997, as amended by a Form 10-K/A filed on April 29, 1998;

     B.  Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

     C. Current Reports on Form 8-K filed on January 2, January 14, January 20, January 22, February 17, February 27, March 13, March 16, March 18, June 8, June 16, June 25, July 8, 1998; and

     D. The description of the Common Stock contained in the Company's Form 8-A/A (Amend. No. 4) filed on June 25, 1998.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all Shares offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated in this Prospectus by reference shall be modified or superseded for the purpose of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated in this Prospectus by reference modifies or replaces such statement.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference into the information that this Prospectus incorporates). Written requests for such copies should be directed to Secretary, LaserSight Incorporated, 3300 University Boulevard, Suite 140, Orlando, Florida 32792; telephone: (407) 678-9900.

                                   THE COMPANY

     The Company and its subsidiaries operate in two major operating segments: technology and health care services.

     The Company's technology segment includes LaserSight Technologies, Inc. ("LaserSight Technologies"), LaserSight Patents, Inc. ("LaserSight Patents") and LaserSight Centers Incorporated ("LaserSight Centers"). LaserSight Technologies develops, manufactures and markets ophthalmic lasers with a galvanometric scanning system primarily for use in performing PRK (photorefractive keratectomy) which utilizes a one millimeter scanning laser beam to ablate microscopic layers of corneal tissue in order to reshape the cornea and to correct the eye's point of focus in persons with myopia (nearsightedness), hyperopia (farsightedness) and astigmatism. LaserSight Patents licenses various patents related to the use of excimer lasers to ablate biological tissue and to keratome design and usage. LaserSight Centers is a developmental-stage company through which the Company may provide PRK, LASIK (Laser In Situ Keratomileusis) and other eyecare surgical services.

     Since December 31, 1997, the health care services segment has consisted of MRF, Inc. ("TFG" or "The Farris Group"). The Farris Group provides health care and vision care consulting services to hospitals, managed care companies and physicians. Until that date, this segment had also included MEC Health Care, Inc. ("MEC") and LSI Acquisition, Inc. ("LSIA"). Under the Company's ownership, MEC was a vision managed care company which managed vision care programs for health maintenance organizations (HMOs) and other insured enrollees and LSIA was a physician practice management company which managed the ophthalmic practice known as the "Northern New Jersey Eye Institute" under a management services agreement.

     The Company was incorporated in Delaware in 1987, but was inactive until 1991. In April 1993, the Company acquired LaserSight Centers in a stock-for-stock exchange with additional shares issued in March 1997 pursuant to an amended purchase agreement. In February 1994, the Company acquired The Farris Group. In July 1994, the Company was reorganized as a holding company. In October 1995, the Company acquired MEC. In July 1996, the Company's LSIA subsidiary acquired the assets of the Northern New Jersey Eye Institute ("NNJEI"). In August of 1997 the Company formed LaserSight Patents which then acquired certain patents (the "IBM Patents") from International Business Machines Corporation. On December 30, 1997, the Company sold MEC and LSIA, effective as of December 1, 1997. In April 1998, the Company acquired the assets of the medical products division of Schwartz Electro-Optics, Inc. ("SEO Medical").

     As used herein, the term the "Company" refers to LaserSight Incorporated and its subsidiaries, unless the context otherwise requires. The Company's principal office and mailing address are 3300 University Boulevard, Suite 140, Orlando, Florida 32792.

                               RECENT DEVELOPMENTS

Issuance of Series C Preferred Stock

     On June 5, 1998, the Company entered into a Securities Purchase Agreement with The Laser Center Inc. ("TLC"), pursuant to which the Company issued to TLC 2,000,000 shares of the newly-created Series C Convertible Preferred Stock (the "Series C Preferred Stock") of the Company with a face value of $4.00 per share, resulting in an aggregate offering price of $8 million. The Series C Preferred Stock is convertible on a fixed, one-for-one basis, subject to customary anti-dilution adjustments, into 2,000,000 shares of Common Stock, at the option of TLC at any time until June 5, 2001, on which date all shares of Series C

Preferred Stock then outstanding will automatically be converted into an equal number of shares of Common Stock. See "Description of Securities--Series C
Preferred Stock." A portion of the proceeds received by the Company in connection with the issuance of the Series C Preferred Stock was used to repurchase of the outstanding Series B Preferred Stock. The Company's strategic business relationship with TLC will allow the Company to develop its mobile refractive laser strategy.

Issuance of Series D Preferred Stock

     On June 12, 1998, the Company entered into a Securities Purchase Agreement with Pequot Private Equity Fund, L.P., Pequot Scout Fund, L.P., and Pequot Offshore Private Equity Fund, Inc. (collectively, the "Pequot Funds"), whereby the Company issued, collectively, to the Pequot Funds 2,000,000 shares of the newly-created Series D Convertible Preferred Stock (the "Series D Preferred Stock") of the Company with a face value of $4.00 per share, resulting in an aggregate offering price of $8 million. The Series D Preferred Stock is convertible on a one-for-one basis into an equal number of shares of Common Stock, subject to certain anti-dilution adjustments, at the option of the Pequot Funds at any time until June 12, 2001, on which date all shares of Series D Preferred Stock then outstanding will automatically be converted into an equal number of shares of Common Stock. See "Description of Securities--Series D Preferred Stock."

                                  THE OFFERING


Common Stock outstanding as of July 16, 1998    12,815,510 shares

Shares Offered by the Selling Stockholders      4,105,820

Risk Factors                                    The Shares involve a high degree
                                                of   risk.   Investors    should
                                                carefully     consider       the
                                                information   set  forth   under
                                                "Risk Factors."

The Nasdaq Stock Market trading symbol          LASE


                                  RISK FACTORS

      The Shares offered hereby involve a high degree of risk. In addition, this Prospectus contains forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) which involve risks and uncertainties. The following risk factors could affect the Company's actual results and could cause the Company's actual results to differ in material respects from the results discussed in any forward-looking statements made in this Prospectus and the documents incorporated by reference herein. In addition to the other information contained elsewhere or incorporated by reference in this Prospectus, purchasers of the Shares should carefully consider the following risk factors:

      Shares Eligible For Future Sale. Except as provided below, substantially all of the Company's outstanding Common Stock (12,815,510 shares as of July 16, 1998) is freely tradeable without restriction or further registration under the Securities Act, unless such shares are held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The shares of Common Stock listed below are "restricted securities." Restricted securities may be sold in the public market only if they have been registered under the Securities Act or if their sales qualify for Rule 144 or another available exemption from the registration requirements of the Securities Act.

      o Any of the Shares offered for sale by this Prospectus are freely tradeable if sold pursuant to this Prospectus.

      o A warrant to purchase 40,673 shares of Common Stock (with an exercise price of $5.81) has been issued to Shoreline Pacific Institutional Finance in connection with the placement of the Company's Series B Convertible Participating Preferred Stock ("Series B Preferred Stock") and shares issuable under such warrant (the "Shoreline Shares") will be freely saleable following such exercise, subject only to the satisfaction of a prospectus delivery requirement.

      o A warrant to purchase 762,616 shares of Common Stock (with an exercise price of $2.71 per share) has been issued to the former holders of the Series B Preferred Stock and shares issuable under such warrant (the "Series B Shares") will be freely saleable following such exercise, subject only to the satisfaction of a prospective delivery requirement.

      o The 535,515 shares in an unregistered acquisition transaction in July 1997 (the "Photomed Shares") have become freely tradeable, subject only to a prospectus delivery requirement.

      o The 581,825 shares of Common Stock (the "Foothill Shares") issuable upon the exercise of the warrants issued to Foothill Capital Corporation ("Foothill") are the subject of certain demand and piggy-back registration rights.

      o The 102,798 unregistered shares of Common Stock (the "NNJEI Additional Shares") issued in connection with the acquisition of the assets of NNJEI by LSIA in July 1996 are the subject of certain demand and piggy-back registration rights.

      o Other shares of Common Stock (the "Other Shares") which the Company may be required to issue in the future may become eligible for resale pursuant to Rule 144, the exercise of registration rights, or otherwise. See "Possible Dilutive Issuance of Common Stock--LaserSight Centers and Florida Laser Partners; --TFG; --Foothill Warrant; --Series D Preferred Stock; --Series B Warrant; --Shoreline Warrant."

Sales, or the possibility of sales, of the Series B Shares, the Shoreline Shares, Photomed Shares, Foothill Shares, NNJEI Additional Shares, or Other Shares, whether pursuant to a prospectus, Rule 144 or otherwise, could depress the market price of the Common Stock.

      Past and Expected Future Losses and Operating Cash Flow Deficits; No Assurance of Future Profits or Positive Operating Cash Flows. The Company incurred losses of $2.0 million for the three months ended March 31, 1998 and $7.3 million and $4.1 million during 1997 and 1996, respectively. During such periods, the Company had a deficit in cash flow from operations of $4.1 million, $4.4 million, and $4.2 million, respectively. Although the Company achieved profitability during 1995 and 1994, it had a deficit in cash flow from operations of $1.9 million during 1995. In addition, the Company incurred losses in 1991 through 1993. As of March 31, 1998, the Company had an accumulated deficit of $13.8 million. As a result of the Company's sale of MEC and LSIA in December 1997, the Company's losses and deficits in cash flow from operations in future periods may be greater than if the Company had not sold MEC and LSIA. The Company expects to report a loss and deficit cash flow from operations for the second quarter of 1998. There can be no assurance that the Company can regain or sustain profitability or positive operating cash flow.

      Uncollectible Receivables Could Exceed Reserves. At March 31, 1998, the Company's trade accounts and notes receivable aggregated approximately $10,849,025 net of allowances for collection losses and returns of approximately $2,139,000. Accrued commissions, the payment of which generally depends on the collection of such net trade accounts and notes receivable, aggregated approximately $1,768,000 at March 31, 1998. Exposure to collection losses on receivables is principally dependent on the Company's customer's ongoing financial condition and their ability to generate revenues from the Company's laser systems. In addition, approximately 92% and 90% of net receivables at March 31, 1998 and December 31, 1997, respectively, related to international accounts. The Company's ability to evaluate the financial condition and revenue generating ability of its prospective customers located outside of the United States ("U.S.") is generally more limited than for customers located in the U.S. Although the Company monitors the status of its receivables and maintains a reserve for estimated losses, there can be no assurance that the Company's reserves for estimated losses ($1,939,000 at March 31, 1998) will be sufficient to cover actual write-offs over time. Actual write-offs that materially exceed amounts reserved could have a material adverse effect on the Company's consolidated financial condition and results of operations.

      Restructuring of Receivables. At March 31, 1998, the Company had restructured laser customer accounts in the aggregate amount of approximately $937,000 (7.2% of the gross receivables as of such date), resulting in the extension of the original payment terms by periods ranging from 12 to 60 months. The Company's liquidity and operating cash flow will be adversely affected if additional extensions become necessary in the future. In addition, it may be more difficult to collect laser system receivables if the payment schedule extends beyond the expected economic life of the laser system.

      Potential Liquidity Problems. During the three months ended March 31, 1998, the Company experienced a $4.1 million deficit in cash flow from operations largely resulting from the loss incurred during the period, an increase in accounts receivable and a decrease in liabilities. Of this amount, the Company expects that any improvements in cash flow from operations will depend on, among other things, the Company's ability to market, produce and sell its new LSX laser systems and its A*D*K product on a commercial basis. Beginning in the third quarter of 1998, the LSX laser system is expected to make a more significant contribution to the Company's operating results. Based on the status of clinical validation and refinement of the manufacturing processes, the Company does not expect significant commercial shipments of the A*D*K until September 1998. Subject to these factors, the Company believes that its balances of cash and cash equivalents, will be sufficient to fund its anticipated working capital requirements for a 12-month period based on anticipated collection of receivables. However, if the Company does not collect a material portion of current receivables in a timely manner, experiences significant further delays in the shipment of its A*D*K product, experiences less market demand for such products than it anticipates, the Company's liquidity could be materially adversely affected. The Company's cash and cash equivalents balance at June 30, 1998 exceeded $12 million.

      Uncertainty Regarding Availability or Terms of Capital to Satisfy Possible Additional Needs. The Company may need additional capital, including to fund the following:

      o  Any future negative cash flow from operations.

      o Certain cash payment obligations under the Company's LASIK PMA (Pre-Market Approval) application acquisition agreement of July 1997 with Photomed, Inc. Such cash payment obligations include (i) $1.75 million payable if the U.S. Food and Drug Administration ("FDA") approves the LASIK PMA application for commercial sale before July 29, 1998 and (ii) if the FDA approves the Company's scanning laser for commercial sale in the U.S. before January 1, 1999, $3,633 for each day (or approximately $110,000 for each month) between the date of such approval and January 1, 1999, subject to a maximum payment of $607,000 (calculated as of July 17, 1998). Additional working capital may be necessary to develop a production line for the LASIK laser system and to obtain the GMP (Good Manufacturing Practice) clearance from the FDA that is required for the commercial sale of the LASIK laser system.

      o Additional working capital necessary to support the commercial introduction of its laser systems into the U.S. market after receiving FDA approval. (The Company believes the earliest these expenses might occur is the second half of 1998.)

      o Additional working capital necessary to more fully develop the mobile refractive laser business plan and other possible business lines and products.

In addition, the Company may seek alternative sources of capital to fund its product development activities and to consummate future strategic acquisitions. The Company has no commitments from third parties to supply additional capital, and there can be no assurance as to whether or on what terms the Company could obtain additional capital.

      To the extent that the Company satisfies its future financing requirements through the sale of equity securities, holders of Common Stock may experience significant dilution in earnings per share and in net book value per share. Such dilution may be more significant if the Company sells Common Stock at a price below current market prices or sells additional preferred stock with a conversion price linked to the market price of the Common Stock at the time of conversion. Debt financing could result in a substantial portion of the Company's cash flow from operations being dedicated to the payment of principal and interest on such indebtedness and may render the Company more vulnerable to competitive pressures and economic downturns. If the Company needs but cannot obtain additional capital on satisfactory terms, it may be required to sell additional assets.

      Possible Dilutive Issuance of Common Stock--LaserSight Centers and Florida Laser Partners. Based on previously-reported agreements entered into in 1993 in connection with the Company's acquisition of LaserSight Centers (the Company's development-stage subsidiary) and modified in July 1995 and March 1997, the Company is obligated as follows:

      o To issue to the former stockholders and option holders (including two trusts related to the Chairman of the Board of the Company and certain former officers and directors of the Company) of LaserSight Centers, up to 600,000 unregistered shares of Common Stock (the "Centers Contingent Shares") based on the Company's pre-tax operating income through March 2002 from utilizing a fixed or mobile excimer laser to perform PRK, arranging for the delivery of PRK or receiving license or royalty fees associated with patents held by LaserSight Centers. The Centers Contingent Shares are issuable at the rate of one share per $4.00 of such operating income.

      o To pay to a partnership whose partners include the Chairman of the Board of the Company and certain former officers and directors of the Company a royalty of up to $43 (payable in cash or shares of Common Stock (the "Royalty Shares")), for each eye on which PRK is performed on a fixed or mobile excimer laser system owned or operated by LaserSight Centers or its affiliates. Royalties do not begin to accrue until the earlier of March 2002 or the delivery of all of the 600,000 Centers Contingent Shares.

As of July 17, 1998, the Company had not accrued any obligation to issue Centers Contingent Shares or Royalty Shares. There can be no assurance that any issuance of Centers Contingent Shares or Royalty Shares will be accompanied by an increase in the Company's per share operating results. The Company is not obligated to pursue strategies that may result in the issuance of Centers Contingent Shares or Royalty Shares. It may be in the interest of the Chairman of the Board for the Company to pursue business strategies that maximize the issuance of Centers Contingent Shares and Royalty Shares.

      Possible Dilutive Issuance of Common Stock--TFG. To the extent that the Company's The Farris Group subsidiary achieves certain pre-tax income levels during 1998, the earnout provisions of the Company's agreement for the acquisition of The Farris Group in 1994 would require the Company to issue to the former owner of such company (Mr. Michael R. Farris, the President and Chief Executive Officer of the Company) up to approximately 343,000 shares of Common Stock (the "Farris Contingent Shares"). There can be no assurance that any issuance of the Farris Contingent Shares will be accompanied by an increase in the Company's per share operating results.

      Possible Dilutive Issuance of Common Stock--Photomed. If the FDA approves a LaserSight-manufactured laser system for general commercial use in the treatment of hyperopia (farsightedness) after having approved for commercial sale the LASIK PMA application to which the Company acquired rights in August 1997, the Company would be required to issue additional shares of Common Stock with a market value of $1.0 million (based on the average closing price of the Common Stock during the preceding 10-day period) to the former Photomed stockholders. If such market value had been computed as of July 17, 1998, the number of additional shares issuable would have been approximately 182,000. Depending on whether and when such FDA approval is received and on the market price of the Common Stock at the time of any such approval, the actual number of additional shares of Common Stock issuable could be more (but not more than permitted under the listing rules of The NASDAQ Stock Market) or less than this number.

      Possible Dilutive Issuance of Common Stock--SEO Medical. In connection with the acquisition of certain assets of SEO Medical in April 1998, the Company agreed to issue up to 223,280 additional shares of Common Stock if the five day average price of Common Stock on April 15, 1999 is less than $5.00 per share. All 223,280 shares of Common Stock will be issuable unless such price is more than $2.36 per share.

      Possible Dilutive Issuance of Common Stock--Foothill Warrant. In April 1996, the Company issued to Foothill a warrant to purchase 500,000 shares of Common Stock (the "Foothill Warrant") at a price of $6.067 per share. The Company is required to make anti-dilution adjustments to both the number of warrant shares and the warrant exercise price in the event the Company sells Common Stock or Common Stock-equivalents (such as convertible securities or warrants) at a price per share that is (or could be) less that the fair market value of the Common Stock at the time of such sale. In connection with its sale of Series B Preferred Stock in August 1997 and subsequent conversion of such preferred shares into Common Stock, the sale of the Series C Preferred Stock and the Series D Preferred Stock such anti-dilution adjustments have resulted in (i) an increase in the number of Foothill Warrant shares to approximately 581,825, and (ii) a reduction to the exercise price of the Foothill Warrant shares to approximately $5.21 per share. Additional anti-dilution adjustments to the Foothill warrant could also result from any future below-market sales of Common Stock by the Company.

      Possible Dilutive Issuance of Common Stock--Series B Warrant. In connection with its sale of the Series B Preferred Stock in August 1997, the Company issued to the former holders of the Series B Preferred Stock warrants to purchase 750,000 shares of Common Stock (the "Series B Warrant") at a price of $5.91 per share at any time before August 29, 2002. In connection with a March 1998 agreement whereby the Company obtained the option to repurchase the Series B Preferred Stock and a lock-up on conversions, the exercise price of the Series B Warrant shares was reduced to $2.753 per share. The Company is required to make anti-dilution adjustments to both the number of warrant shares and the warrant exercise price in the event the Company sells Common Stock or Common Stock-equivalents (such as convertible securities or warrants) at a price per share that is (or could be) less that the fair market value of the Common Stock at the time of such sale. As a result of the Company's sale of the Series C Preferred Stock and the Series D Preferred Stock such anti-dilution adjustments and other agreements among the former holders of the Series B Preferred Stock and the Company have resulted in (i) an increase in the number of Series B Warrant shares to approximately 762,616, and (ii) a reduction to the exercise price of Series B Warrant shares to approximately $2.71 per share. Additional anti-dilution adjustments to the Series B Warrants could also result from any future below-market sales of Common Stock by the Company.

      Possible Dilutive Issuance of Common Stock--Shoreline Warrant. In connection with its sale of the Series B Preferred Stock in August 1997, the Company issued to its placement agent warrants to purchase 40,000 shares of Common Stock (the "Shoreline Warrant") at a price of $5.91 per share at any time before August 29, 2002. The Company is required to make anti-dilution adjustments to both the number of warrant shares and the warrant exercise price in the event the Company sells Common Stock or Common Stock-equivalents (such as convertible securities or warrants) at a price per share that is (or could be) less that the fair market value of the Common Stock at the time of such sale. In connection with the Company's sale of the Series C Preferred Stock and the Series D Preferred Stock such anti-dilution adjustments have resulted in (i) an increase in the number of Shoreline Warrant shares to approximately 40,673, and
(ii) a reduction to the exercise price of Shoreline Warrant shares to approximately $5.81 per share. Additional anti-dilution adjustments to the Shoreline Warrants could also result from any future below-market sales of Common Stock by the Company.

      Possible Dilutive Issuance of Common Stock--Series D Preferred Stock. In accordance with the terms of the Company's Certificate of Designation, Preferences and Rights of Series D Preferred Stock, the holders of the Series D Preferred Stock are entitled to certain anti-dilution adjustments if the Company issues its Common Stock or Common Stock equivalents at a price per share (or having a conversion or exercise price per share) less than $4.00 per share. See "Description of Securities--Series D Preferred Stock."

      Acquisition- and Financing-Related Contingent Commitments to Issue Additional Common Shares. The Company may from time to time include in future acquisitions and financings provisions which would require the Company to issue additional shares of its Common Stock at a future date based on the market price of the Common Stock at such date. Persons who are the beneficiaries of such provisions effectively receive some protection from declines in the market price of the Common Stock, but other stockholders of the Company will incur additional dilution of their ownership interest in the event of a decline in the price of the Common Stock. Such dilution may be increased by provisions in the Foothill Warrant, the Series B Warrant and the Shoreline Warrant that may increase the number of shares issuable under each of such warrants and decrease the exercise price of such warrants. The factors to be considered by the Company in including such provisions may include the Company's cash resources, the trading history of Common Stock, the negotiating position of the selling party or the investors, as applicable, and the extent to which the Company estimates that the expected benefit from the acquisition or financing exceeds the expected dilutive effect of the price-protection provision.

      Dependence on Key Personnel. The Company is dependent on its executive officers and other key employees, especially Michael R. Farris, its President and Chief Executive Officer, and J. Richard Crowley, the President and Chief Operating Officer of its LaserSight Technologies subsidiary. A loss of one or more such officers or key employees, especially of Mr. Farris or Mr. Crowley, could have a material adverse effect on the Company's business. The Company does not carry "key man" insurance on Mr. Farris, Mr. Crowley or any other officers or key employees.

      As the Company continues the clinical development of its excimer lasers and other products and prepares for regulatory approvals and other commercialization activities, it will need to continue to implement and expand its operational, financial and management resources and controls. The failure of the Company to attract and retain experienced individuals for necessary positions, as well as any inability of the Company to effectively manage growth in its domestic and international operations could have a material adverse effect on the Company's business, financial condition and results of operations.

      Risks Associated with Past and Possible Future Acquisitions. The Company has made several significant acquisitions since 1994, including TFG in 1994, Photomed in 1997, the IBM Patents in August 1997 and its acquisition of SEO Medical in April 1998. These acquisitions, as well as any future acquisition, may not achieve adequate levels of revenue, profitability or productivity or may not otherwise perform as expected. Acquisitions involve special risks, including unanticipated liabilities and contingencies, diversion of management attention and possible adverse effects on operating results resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired businesses. Although the Company is currently focusing on its existing operations, the future ability of the Company to achieve growth through acquisitions will depend on a number of factors, including the availability of attractive acquisition opportunities, the availability of funds needed to complete acquisitions, the availability of working capital needed to fund the operations of acquired businesses and the effect of existing and emerging competition on operations. Should additional acquisitions be sought, there can be no assurance that the Company will be able to successfully identify additional suitable acquisition candidates, complete additional acquisitions or integrate acquired businesses into its operations.

      Amortization of Significant Intangible Assets. Of the Company's total assets at March 31, 1998, approximately $16.3 million (37%) were intangible assets, of which approximately $6.9 million reflects goodwill (which is being amortized using an estimated life ranging from 12 to 20 years), approximately $4.9 million reflects the cost of patents (which is being amortized over a period ranging from approximately 8 to 17 years), and approximately $4.5 million reflects the cost of licenses and technology acquired (which is being amortized over a period ranging from 31 months to 12 years). The 12-year life of acquired technology was determined based on the Company's best judgment at the time of the most likely life-span of a solid-state laser product and related patent. The major factors involved in the Company's ongoing assessment are its judgment whether there will be a market for solid-state as an improvement to existing excimer laser technology and that there is an industry and marketplace interest in such development that can be successfully pursued by the Company or others that will result in revenue from the associated patent. Goodwill is an intangible asset that represents the difference between the total purchase price of the acquisitions and the amount of such purchase price allocated to the fair value of the net assets acquired. Goodwill and other intangibles are amortized over a period of time, with the amount amortized in a particular period constituting a non-cash expense that reduces the Company's net income (or increases the Company's net loss) in that period. A reduction in net income resulting from the amortization of goodwill and other intangibles may have an adverse impact upon the market price of the Common Stock. In addition, in the event of a sale or liquidation of the Company or its assets, there can be no assurance that the value of such intangible assets would be recovered.

      In accordance with SFAS 121, the Company reviews intangible assets for impairment whenever events or changes in circumstances, including a history of operating or cash flow losses, indicate that the carrying amount of an asset may not be recoverable. In such cases, the carrying amount of the asset is compared to the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss will be computed and recognized in accordance with SFAS 121. Expected cash flows are based on factors including historical results, current operating budgets and projections, industry trends and expectations, and competition.

      The Company continues to assess the current results and future prospects of its TFG subsidiary in view of the substantial reduction in its operating results in 1996 and 1997. If TFG is unsuccessful in meeting its 1998 budget or otherwise improving its financial performance, some or all of the carrying amount of goodwill recorded ($3,914,000 at March 31, 1998) may be subject to an impairment adjustment.

      Year 2000 Concerns. The Company believes that it has prepared its computer systems and related applications to accommodate date-sensitive information relating to the Year 2000. The Company expects that any additional costs related to ensuring such systems to be Year 2000-compliant will not be material to the financial condition or results of operations of the Company. Such costs will be expensed as incurred. In addition, the Company is discussing with its vendors the possibility of any interface difficulties which may affect the Company. To date, no significant concerns have been identified. However, there can be no assurance that no Year 2000-related operating problems or expenses will arise with the Company's computer systems and software or in their interface with the computer systems and software of the Company's vendors.

      Government Regulation. The Company's laser products are subject to strict governmental regulations which materially affect the Company's ability to manufacture and market these products and directly impact the Company's overall prospects. All laser devices to be marketed in interstate commerce are subject to the laser regulations required by the Radiation Control for Health and Safety Act, as administered by the FDA. Such Act imposes design and performance standards, labeling and reporting requirements, and submission conditions in advance of marketing for all medical laser products. The Company's laser systems produced for medical use require PMA by the FDA before the Company can ship its laser systems for use in the U.S. Each separate medical device requires a separate FDA submission, and specific protocols have to be submitted to the FDA for each claim made for each medical device.

      If and when the Company's laser systems receive PMA approval by the FDA, the Company will be required to obtain GMP clearance with respect to its manufacturing facilities. These regulations impose certain procedural and documentation requirements upon the Company with respect to its manufacturing and quality assurance activities. The Company's facilities will be subject to inspections by the FDA, and if any noncompliance with GMP guidelines is noted during facility inspections, the marketing of the Company's laser products may be adversely affected. In addition, if any of the Company's suppliers of significant components or sub-assemblies cannot meet the quality requirements of the Company, the Company could be delayed in producing commercial systems for the U.S. market.

      Additionally, product and procedure labeling and all forms of promotional activities are subject to examination by the FDA, and current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. Noncompliance with these requirements may result in warning letters, fines, injunctions, recall or seizure of products, suspension of manufacturing, denial or withdrawal of PMAs, and criminal prosecution.

      Laser products marketed in foreign countries are often subject to local laws governing health product development processes which may impose additional costs for overseas product development. In particular, all member countries of the European Economic Union ("EU") require CE Mark certification of compliance with the EU medical directives as the standard for regulatory approval for sale of laser systems in EU member countries. While the Company's LaserScan 2000 laser system has received CE Mark certification, the Company's LSX laser system is currently undergoing the CE Mark certification process. Until the Company receives its CE Mark certification with the respect to its LSX laser system, the Company is prohibited from placing the LSX laser system for use in EU member countries. A lengthy delay in CE Mark certification could have a material adverse effect on the business, financial condition, and results of operations of the Company. The Company expects to receive CE Mark certification for its LSX laser system during 1998.

      The Company cannot determine the costs or time it will take to complete the approval process and the related clinical testing for its medical laser products. Future legislative or administrative requirements in the U.S., or elsewhere, may adversely affect the Company's ability to obtain or retain regulatory approval for its laser products. The failure to obtain required approvals on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations.

      Uncertainty Concerning Patents--International. Should LaserSight Technologies' lasers infringe upon any valid and enforceable patents in international markets, then LaserSight Technologies may be required to obtain licenses for such patents. Should such licenses not be obtained, LaserSight Technologies might be prohibited from manufacturing or marketing its excimer lasers in those countries where patents are in effect. The Company's international sales accounted for 84% and 47%, of the Company's total revenues during the three months ended March 31, 1998 and 1997, respectively. In the future, the Company expects its percentage of international sales to be more comparable to the sales percentages which were reported for the three months ended March 31, 1998.

      Uncertainty Concerning Patents--U.S. Two of the Company's competitors, Summit Technology, Inc. ("Summit") and VISX, Inc. ("VISX") formed a United
States partnership, Pillar Point Partners ("Pillar Point"), in 1992 to pool certain of their respective patents related to corneal sculpting technologies. On June 9, 1998, Summit and VISX announced that they had reached agreement on the dissolution of Pillar Point to be effected as soon as possible. As a part of this dissolution, Summit and VISX granted each other a worldwide, royalty free cross-license whereby each party will have full rights to license all existing patents owned by either company relating to laser vision correction for use with their systems.

      Should LaserSight Technologies' lasers infringe upon any valid and enforceable patents held by VISX or Summit in the U.S., then LaserSight
Technologies may be required to obtain a license for such patents and pay royalties and per procedure fees to VISX or Summit for all revenues generated in the U.S. If such licenses are required but not obtained, LaserSight Technologies might be prohibited from manufacturing or marketing its excimer lasers in the U.S. In connection with its March 1996 settlement of litigation with Pillar Point Partners, the Company agreed to notify Pillar Point Partners before the Company begins manufacturing or selling its laser systems in the U.S. As of this date, the Company has not obtained a U.S. license from either of Summit or VISX, and the actual per procedure fee and other terms of any license, if such license is granted, have yet to be determined.

      In addition, there may be other U.S. and foreign patents for which the Company will need to negotiate licenses in order to sell, lease or use the excimer lasers in certain markets. There can be no assurance that the Company or its customers will be successful in securing licenses, including any necessary licenses from Summit or VISX, or that if the Company does obtain licenses, such licenses will be on terms acceptable to the Company. The failure to either obtain required licenses or to obtain licenses on terms favorable to the Company could have a material adverse effect on the business of the Company.

      Competition. The vision correction industry is subject to intense, increasing competition. The Company competes against both alternative and traditional medical technologies (such as eyeglasses, contact lenses and RK) and other laser manufacturers. Many of the Company's competitors have existing products and distribution systems in the marketplace and are substantially larger, better financed, and better known. A number of lasers manufactured by other companies have either received, or are much further advanced in the process of receiving, FDA approval for specific procedures, and, accordingly, may have or develop a higher level of acceptance in some markets than the Company's lasers. The entry of new competitors into the markets for the Company's products could cause downward pressure on the prices of such products and a material adverse effect on Company's business, financial condition and results of operations.

      Technological Change. Technological developments in the medical and laser industries are expected to continue at a rapid pace. Newer technologies and surgical techniques could be developed which may offer better performance than the Company's laser systems. The success of any competing alternatives to PRK and LASIK could have a material adverse effect on the Company's business, financial condition and results of operations.

      New Products. The Company may experience difficulties that could further delay or prevent the successful development, introduction and marketing of its recently-announced A*D*K, and other new products and enhancements, or that its new products and enhancements will be accepted in the marketplace. As is typical in the case of new and rapidly evolving industries, demand and market acceptance for recently-introduced technology and products are subject to a high level of uncertainty. In addition, announcements of new products (whether for sale in the near future or at some later date) may cause customers to defer purchasing existing Company products.

      Minimum Payments Under A*D*K License Agreement. In addition to the risks relating to the introduction of any new product (see "--New Products") above, the Company's A*D*K is subject to the risk that the Company is required to make certain minimum payments to the licensors under its limited exclusive license agreement relating to the A*D*K. Under that agreement, the Company is required to pay a total of $300,000 in two installments due six and 12 months after the date of the Company's receipt of completed limited production molds for the A*D*K and provide an excimer laser. The Company expects to receive such molds during the third quarter of 1998. In addition, commencing seven months after such date, the Company's royalty payments (50% of its defined gross profits from A*D*K sales) will become subject to a minimum of $400,000 per calendar quarter for a period of eight quarters.

      Uncertainty of Market Acceptance of Laser-Based Eye Treatment. The Company believes that its achievement of profitability and growth will depend in part upon broad acceptance of PRK or LASIK in the U.S. and other countries. There can be no assurance that PRK or LASIK will be accepted by either the ophthalmologists or the public as an alternative to existing methods of treating refractive vision disorders. The acceptance of PRK and LASIK may be affected adversely by their cost, possible concerns relating to safety and efficacy, general resistance to surgery, the effectiveness and lower cost of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data, the possibility of unknown side effects, the lack of third-party reimbursement for the procedures, any future unfavorable publicity involving patient outcomes from use of PRK or LASIK systems, and the possible shortages of ophthalmologists trained in the procedures. The failure of PRK or LASIK to achieve broad market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations.

      International Sales. International sales may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in staffing and coordinating communications among and managing international operations. Additionally, the Company's business, financial condition and international results of operations may be adversely affected by increases in duty rates, difficulties in obtaining export licenses, ability to maintain or increase prices, and competition. To date, all sales made by the Company have been denominated in U.S. dollars. Therefore, the Company does not have exposure to typical foreign currency fluctuation risk. Due to its export sales, however, the Company is subject to currency exchange rate fluctuations in the U.S. dollar, which could increase the effective price in local currencies of the Company's products. This could in turn result in reduced sales, longer payment cycles and greater difficulty in collection of receivables. See "--Receivables" above. Although the Company has not experienced any material adverse effect on its operations as a result of such regulatory, political and other factors, such factors may have a material adverse effect on the Company's operations in the future or require the Company to modify its business practices.

      Potential Product Liability Claims; Limited Insurance. As a producer of medical devices, the Company may face liability for damages to users of such devices in the event of product failure. The testing and use of human care products entails an inherent risk of negligence or other action. An award of damages in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company maintains product liability insurance, there can be no assurance that any such liability of the Company will be included within its insurance coverage or that damages will not exceed the limits of its coverage. The Company's "claims made" product liability insurance coverage is limited to $10 million and its general liability insurance coverage is limited to $6,000,000, including up to $5,000,000 of coverage under an excess liability policy. The Company has in the past agreed, and is likely to in the future agree, to indemnify certain medical institutions and personnel thereof conducting and participating in the Company's clinical studies.

      Supplier Risks. The Company contracts with third parties for certain components used in its lasers. Certain key components are provided by a single vendor. If any of these sole-source suppliers were to cease providing components to the Company, the Company would have to locate and contract with a substitute supplier, and there can be no assurances that such substitute supplier could be located and qualified in a timely manner or could provide required components on commercially reasonable terms. An interruption in the supply of critical laser components could have a material adverse effect on the Company's business, financial condition and results of operations.

      No Backlog; Concentration of Sales at End of Quarter. The Company has historically operated with little or no backlog because its products are generally shipped as orders are received. Historically, the Company has received and shipped a significant portion of its orders for a particular quarter near the end of the quarter. As a result, the Company's operating results for any quarter often depend on orders received and laser systems shipped late in that quarter. Any delay in such orders or shipments may cause a significant fluctuation in period-to-period operating results.

      Anti-takeover Measures; Potential Adverse Effect on Common Stock Price. The Company's Articles authorize the Company's Board of Directors to issue shares of the Company's Preferred Stock and to determine the rights, preferences, privileges and restrictions of such shares without any vote or action by the stockholders. The issuance of Preferred Stock under such circumstances could have the effect of delaying or preventing a change in control of the Company. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be created and issued in the future. One of the effects of the provisions described above may be to discourage a future attempt to acquire control of the Company that is not presented to and approved by the Board of Directors, but which a substantial number, and perhaps even a majority of the Company's stockholders, might believe to be in their best interests or in which stockholders might receive a substantial premium for their shares over the current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. See "Description of Securities--Series E Preferred Stock;--Stockholder Rights Plan."

                                 USE OF PROCEEDS

      The Company will not receive any proceeds from any sale of the Shares by the Selling Stockholders.

                                 CAPITALIZATION

      The following table sets forth (i) the actual capitalization of the Company at March 31, 1998, and (ii) the capitalization of the Company at such date, as adjusted to reflect conversions of the Series B Preferred Stock into Common Stock in April 1998, the subsequent repurchase of the Series B Preferred Stock on June 5, 1998, the issuance of the Series C Preferred Stock on June 5, 1998 and the issuance of the Series D Preferred Stock on June 12, 1998.


                                                                        March 31,1998
                                                           -------------------------------------
                                                                    Actual       As Adjusted
                                                           -------------------- ----------------
Long-term obligations.............................              $  500,000       $   500,000

Redeemable  Convertible  Preferred  Stock,  Series B,
par value $.001 per share; authorized 1,600 shares;
actual 584 shares; as adjusted zero shares........               5,169,584                 -

Stockholders' equity:

      Convertible  Preferred  Stock,  Series  C,  par
      value  $.001  per  share, authorized 2,000,000;
      actual zero shares; as adjusted 2,000,000
      shares......................................                       -             2,000

      Convertible  Preferred  Stock,  Series  D,  par
      value  $.001  per  share, authorized 2,000,000;
      actual zero shares; as adjusted 2,000,000
      shares......................................                       -             2,000

      Common  Stock,  par value $.001 per share
      authorized  40,000,000  shares; actual 12,219,332
      shares; as adjusted 12,376,892 shares.......                  12,220            12,378

      Additional paid-in capital..................              41,921,869        61,837,295

      Stock subscription receivable...............             (1,140,000)       (1,140,000)

      Accumulated deficit.........................            (13,829,421)      (13,829,421)

      Accumulated other comprehensive
      income-unrealized gain......................                 480,505           480,505

      Treasury stock, actual, as adjusted, and pro
      forma as adjusted 165,200 shares............               (614,360)         (614,360)
                                                                 ---------         ---------


Total capitalization and stockholders' equity.....           $  32,500,397      $ 47,250,397
                                                             =============      ============

                            DESCRIPTION OF SECURITIES

      The following description of the Company's capital stock is not complete and is subject in all respects to the Delaware General Corporation Law (the "DGCL") and to the provisions of the Company's Certificate of Incorporation, as amended (the "Charter"), and By-Laws.

      The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, $.001 par value, issuable in series. As of July 16, 1998, the Company had outstanding (i) 12,815,510 shares of Common Stock (not including any shares of Common Stock issuable upon the conversion of Preferred Stock or the exercise of outstanding options and warrants to acquire Common Stock), (ii) 2,000,000 shares of Series C Convertible Participating Preferred Stock, $.001 par value per share ("Series C Preferred Stock"), and (iii) 2,000,000 shares of Series D Convertible Participating Preferred Stock, $.001 par value per share ("Series D Preferred Stock"). No shares of the Series A Convertible Preferred Stock (issued in January 1996) or the Series B Convertible Participating Preferred Stock (issued in August 1997) are outstanding.

Common Stock

      Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to share pro rata in such dividends and other distributions, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of Preferred Stock. Upon the liquidation or dissolution of the Company, the holders of Common Stock are entitled to share proportionally in all assets available for distribution to such holders. Holders of Common Stock have no preemptive, redemption or conversion rights. The outstanding shares of Common Stock issued are fully paid and nonassessable.

      The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

Preferred Stock

      The Charter provides that the Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

      Series A and Series B Preferred Stock

      On January 10, 1996, the Company issued 116 shares of Series A Convertible Preferred Stock, par value $.001 per share, and on August 29, 1997, the Company issued 1,600 shares of Series B Preferred Stock. All such shares have been converted, redeemed or repurchased.

      Series C Preferred Stock

      On June 5, 1998, the Company issued 2,000,000 shares of Series C Preferred Stock. The Series C Preferred Stock is convertible into Common Stock at the option of the holders of the Series C Preferred Stock at any time until June 5, 2001, on which date all shares of Series C Preferred Stock then outstanding will automatically be converted into an equal number of shares of Common Stock, subject to customary anti-dilution adjustments.

      For a more detailed description of the terms of the Series C Preferred Stock see the Company's Form 8-A/A (Amendment No. 4) filed with the SEC on June 25, 1998 which is incorporated herein by reference.

      Series D Preferred Stock

      On June 12, 1998, the Company issued 2,000,000 shares of Series D Preferred Stock. The Series D Preferred Stock is convertible into Common Stock at the option of the holders of the Series D Preferred Stock at any time until June 12, 2001, on which date all shares of Series D Preferred Stock then outstanding will automatically be converted into an equal number of shares of Common Stock, subject to certain anti-dilution adjustments discussed below.

      The holders of the Series D Preferred Stock are entitled to certain anti-dilution adjustments if the Company issues or sells any shares of Common Stock (or Common Stock equivalents) before June 12, 2001 at a price per share (or having a conversion or exercise price per share) less than $4.00 per share. In the event of such an issuance, subject to all applicable listing rules of The Nasdaq Stock Market, the conversion price of the Series D Preferred Stock will be adjusted in order to allow the Series D Preferred Stock to convert into that number of shares of Common Stock which will maintain the Series D Preferred Stock holders' percentage level of ownership of the Company's Common Stock outstanding (including Series C Preferred Stock and Series D Preferred Stock which is convertible into Common Stock) as such ownership exists immediately prior to such below-market issuance. This anti-dilution adjustment only relates to the conversion price of the Series D Preferred Stock and does not result in adjustments to the number of shares of Common Stock held by the holders of the Series D Preferred Stock.

      For a more detailed description of the terms of the Series D Preferred Stock see the Company's Form 8-A/A (Amendment No. 4) filed with the SEC on June 25, 1998 which is incorporated herein by reference.

      Series E Preferred Stock

      The Board of Directors has designated 500,000 shares of Series E Junior Participating Preferred Stock (the "Series E Preferred Stock") in connection with the adoption of the Stockholders Rights Agreement described below. Because of the nature of the Series E Preferred Stock dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series E Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock. The Series E Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series E Preferred Stock will be entitled to the greater of (i) a preferential quarterly dividend payment of $1.00 per share or (ii) an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series E Preferred Stock will be entitled to a preferential liquidation payment of $1,000 per share, plus an amount equal to 1,000 times the aggregate amount to be distributed per share of Common Stock. Each share of Series E Preferred Stock will have 1,000 votes, voting together with the Common Stock except as otherwise required by law. Finally, in the event of any merger, consolidation or other transaction in which Common Stock are exchanged, each share of Series E Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

      Stockholder Rights Plan

      The Board of Directors adopted a Stockholder Rights Agreement in July 1998 and declared a dividend of one preferred share purchase right ("Right") on each outstanding share of the Company's Common Stock payable to stockholders of record as of the close of business on July 13, 1998 (the "Record Date"). Except as described below, each Right, when exercisable, entitles the holder thereof to purchase from the Company one-thousandth of a share of Series E Preferred Stock of the Company at an exercise price of $20.00 per one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, a New York corporation, as Rights Agent.

      Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (as defined below) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by Common Stock certificates.

      An "Acquiring Person" is a person or group of affiliated or associated persons who have acquired beneficial ownership of 15% or more of the outstanding Common Stock, other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company or its subsidiaries ("Exempt Persons"); provided, however that (i) in no event shall any Exempt Person be deemed to be an Acquiring Person, (ii) no person shall become an Acquiring Person as the result of an acquisition of Common Stock by the Company which increases the proportionate number of shares beneficially owned by such person and its affiliates and associates to 15% or more of the Common Stock then outstanding (provided, however, that if such person becomes the beneficial owner of 15% or more of the Common Stock then outstanding by reason of share acquisitions by the Company and, after such share acquisitions, (A) acquires beneficial ownership of an additional number of Common Stock which exceeds the lesser of 10,000 Common Stock or 0.25% of the then-outstanding Common Stock and (B) beneficially owns after such acquisition 15% or more of the aggregate number of Common Stock then outstanding, then such person shall be deemed to be an Acquiring Person), (iii) no person who, together with its affiliates and associates, was the beneficial owner of 15% or more of the aggregate number of Common Stock of the Company outstanding as of 5:00 p.m., New York time, on July 2, 1998 shall be deemed an Acquiring Person (provided, however, that if such person or any of its affiliates and associates, after 5:00 p.m., New York time, on July 2, 1998, (A) acquires beneficial ownership of an additional number of Common Stock which exceeds 2% of the then-outstanding Common Stock and (B) beneficially owns after such acquisition 15% or more of the aggregate number of Common Stock of the Company then outstanding, then such person shall be deemed to be an Acquiring Person), and (iv) if the Board of Directors of the Company determines in good faith that a person who would otherwise be an Acquiring Person has become such inadvertently, and such person divests as promptly as practicable a sufficient number of Common Stock so that such person would no longer be an Acquiring Person, then such person shall not be deemed to be an Acquiring Person for any purposes of the Rights Agreement.

      The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on July 2, 2008 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company, as described below.

      The Purchase Price payable, and the number of shares of Series E Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series E Preferred Stock, (ii) upon the grant to holders of the Series E Preferred Stock of certain rights or warrants to subscribe for or purchase Series E Preferred Stock at a price, or securities convertible into Series E Preferred Stock with a conversion price, less than the then-current market price of the Series E Preferred Stock, or (iii) upon the distribution to holders of the Series E Preferred Stock of evidences of indebtedness, assets or capital stock (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Series E Preferred Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company will not be required to issue fractional Common Stock or Series E Preferred Stock (other than fractions which are integral multiples of one-thousandth of a share of Series E Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash may be made based on the market price of the Common Stock or Series E Preferred Stock on the last trading day prior to the date of exercise.

      If any person or group becomes an Acquiring Person, then each holder of a Right (other than Rights beneficially owned by the Acquiring Person, any Associate or Affiliate thereof (as such terms are defined in the Rights Agreement), and certain transferees thereof, which will be void) will have the right to receive upon exercise of such Right that number of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right.

      If at any time after the time that any person or group becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person, any Associate or Affiliate thereof, and certain transferees thereof, which will be void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

      At any time after the time that any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights beneficially owned by such person or group, any Associate or Affiliate thereof, and certain transferees thereof, which will be void), in whole or in part, at an exchange ratio of one share of Common Stock or one-thousandth of a share of Series E Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment).

      At any time prior to the time that any person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment (the "Redemption Price"), which may (at the option of the Company) be paid in cash, Common Stock or other consideration deemed appropriate by the Board of Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish; provided, however, that no redemption will be permitted or required after the time that any person becomes an Acquiring Person. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

      The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may make the Rights redeemable if the Rights are not then redeemable in accordance with the terms of the Rights Agreement or may adversely affect the interests of the holders of the Rights.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

      The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors.

Delaware Law and Certain Charter Provisions

         The provisions of the Company's Charter and Delaware statutory law described in this section may delay or make more difficult acquisitions or changes in control of the Company that are not approved by the Board of Directors.

      The Company is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder which is not shared pro rata with the other stockholders of the Company. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

      The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The By-laws may, subject to the provisions of DGCL, be amended or repealed by a majority vote of the Board of Directors.

      The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Charter contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company also has a directors and officers liability insurance policy which provides for indemnification of its directors and officers against certain liabilities incurred in their capacities as such. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

Warrants

      In connection with the private placement of Series A Preferred Stock on January 10, 1996, the Company issued to its placement agent and to an assignee of the placement agent, the 1996 Warrants to purchase a total of 17,509 shares of Common Stock at an exercise price of $13.25 per share. The 1996 Warrants may be exercised at any time through January 10, 1999.

      In connection with the establishment of its Foothill credit facility in April 1997, the Company issued the Foothill Warrants, subject to certain anti-dilution adjustments. In connection with its sale of Series B Preferred Stock in August 1997 and subsequent conversion of such preferred shares into Common Stock, the sale of the Series C Preferred Stock and the Series D Preferred Stock such anti-dilution adjustments have resulted in (i) an increase in the number of Foothill Warrant shares to approximately 581,825, and (ii) a reduction to the exercise price of the Foothill Warrant shares to approximately $5.21 per share. Additional anti-dilution adjustments to the Foothill Warrants could also result from any future below-market sales of Common Stock by the Company. The Foothill Warrants may be exercised at any time after March 31, 1998 but prior to April 1, 2002.

      In connection with its sale of the Series B Preferred Stock in August 1997, the Company issued the Series B Warrant and the Shoreline Warrant subject to certain anti-dilution adjustments. As a result of the Company's sale of the Series C Preferred Stock and the Series D Preferred Stock such anti-dilution adjustments and other agreements among the former holders of the Series B Preferred Stock and the Company have resulted in (i) an increase in the number of Series B Warrant shares to approximately 762,616, and (ii) a reduction to the exercise price of Series B Warrant shares to approximately $2.71 per share. With respect to the Shoreline Warrant the Company's sale of the Series C Preferred Stock and the Series D Preferred Stock triggered anti-dilution adjustments which resulted in (i) an increase in the number of Shoreline Warrant shares to approximately 40,673, and (ii) a reduction to the exercise price of the Shoreline Warrant shares to approximately $5.81 per share. The Company is obligated to maintain the effectiveness of the registration of the Series B Warrant Shares under the Securities Act.


                              PLAN OF DISTRIBUTION

      The Selling Stockholders received 4,105,820 Shares from the Company in connection with the Agreement For Sale And Purchase Of Assets dated April 15, 1998 by and between the Company and Schwartz Electro-Optics, Inc., the Securities Purchase Agreement dated June 5, 1998 by and between the Company and TLC The Laser Center Inc. and the Securities Purchase Agreement dated June 12, 1998 by and among the Company, Pequot Private Equity Fund, L.P., Pequot Scout Fund, L.P. and Pequot Offshore Private Equity Fund, Inc. Upon issuance by the Company the Shares were "restricted securities" for purposes of the Securities Act. However, pursuant to these agreements, the Company provided certain registration rights to the Selling Stockholders. This registration statement is being issued as a result of those rights. The Company will not receive any of the proceeds from sales of the Shares.

      Pursuant to this Prospectus, holders of the Shares may resell from time to time all or a portion of such Shares. The Company has been advised by the Selling Stockholders that there are no underwriting arrangements with respect to the sale of Common Stock and that the Shares will be offered for sale in transactions on The Nasdaq Stock Market, in negotiated transactions or through a combination of both, at prices related to such prevailing market prices at the time of sale, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through one or more broker-dealers or agents. In the event that one or more broker-dealers or agents agree to sell the Shares, they may do so by purchasing the Shares as principals or by selling the Shares as agents for the Selling Stockholders. Any such broker-dealer may receive compensation from the Selling Stockholders in the form of underwriting discounts, concessions or commissions and may receive commissions from purchasers of the Shares for whom it may act as agent. If any such broker-dealer purchases the Shares as principal, it may effect resales of the Shares from time to time to or through other broker-dealers, and such other broker-dealers may receive compensation in the form of concessions and commissions from the Selling Stockholders or purchasers of the Shares for whom they may act as agents. Any such compensation may be equal to, less than or in excess of customary levels. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

      In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.

      The Selling Stockholders and any broker-dealer who acts in connection with the resale of the Shares hereunder, may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and/or profit on any resale thereof as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock for a period of one business day prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M. These provisions may limit the timing of purchases and sales of shares of Common Stock by the Selling Stockholders.

      A supplement to this Prospectus will be filed, if required, pursuant to Rule 424 under the Securities Act disclosing (a) the name of the participating broker-dealer(s); (b) the number of Shares involved; (c) the price at which such Shares were sold; (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and (e) other facts material to the transaction, including the name and other information regarding the Selling Stockholders.

      Pursuant to the asset and securities purchase agreements described above, the Company has agreed to use its reasonable best efforts to maintain the effectiveness of the Registration Statement until the earlier of (i) the date on which all of the Shares have been disposed of in accordance with the intended methods of disposition set forth in the Registration Statement, (ii) the Shares are no longer subject to volume or manner of sale restrictions under the securities laws, or (iii) December 12, 2000.

                              SELLING STOCKHOLDERS

      The following table sets forth certain information with regard to the beneficial ownership of Common Stock by the Selling Stockholders, and the number of shares of Common Stock to be offered by the Selling Stockholders.

                                                                              Common Stock Beneficially
                                             Common Stock     Shares of       Owned After the Offering
                                             Beneficially      Common
                                             Owned Prior        Stock          Number        Percent of
 Selling Stockholder                         to Offering     to be Sold      of Shares      Outstanding
 -------------------                         -----------     ----------      ---------      -----------

Schwartz Electro-Optics, Inc.                  105,820         105,820           -               -

TLC The Laser Center Inc.                    2,000,000       2,000,000           -               -

Pequot Private Equity Fund, L.P.             1,553,331       1,553,331           -               -

Pequot Scout Fund, L.P.                        250,000         250,000

Pequot Offshore Private Equity Fund, Inc.      196,669         196,669           -               -





                                  LEGAL MATTERS

      The legality of the Shares offered hereby has been passed upon for the Company by Sonnenschein Nath & Rosenthal, Chicago, Illinois.


                                     EXPERTS

      The consolidated financial statements of LaserSight Incorporated and subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 have been incorporated herein by reference and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and in the Registration Statement upon the authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

      The Company has filed with the SEC a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules of the SEC. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement and the exhibits and the schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any document referred to are not necessarily complete. With respect to each such contract or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference.

      The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC. A copy of the Registration Statement, including exhibits and schedules thereto, filed by the Company with the SEC, as well as other reports, proxy statements and other information filed by the Company may be inspected without charge at the office of the SEC, 450 Fifth Street, N.W., Washington, D.C., and at the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York, and 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such material can be obtained, upon payment of prescribed fees at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of such site is http://www.sec.gov. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

          SEC registration fee......................................  $ 5,299.07
          Legal fees and expenses...................................   10,000.00
          Accountants' fees.........................................    3,500.00
          Nasdaq Listing fees.......................................   37,000.00
          Miscellaneous.............................................    4,200.93
                                                                     -----------

                Total...............................................  $60,000.00
                                                                     ===========

         ---------------------------------------

      The foregoing items, except for the SEC registration fee, are estimated.

Item 15.  Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law ("DGCL"), inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actual and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct. The Charter provides that directors and officers shall be indemnified as described above in this paragraph to the fullest extent permitted by the DGCL; provided, however, that any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person shall be indemnified only if such proceeding (or part thereof) was authorized by the board of directors of the Company.

      Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

      The Charter provides that, to the fullest extent permitted by the DGCL, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary as a director. Section 102(b)(7) of the DGCL currently provides that such provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL), or (iv) for any transaction from which the director derived an improper personal benefit. Reference is made to the Charter and By-laws filed as Exhibits 4.1 and 4.2 hereto, respectively.

      The Company maintains directors' and officers' liability insurance policies covering certain liabilities of persons serving as officers and directors and providing reimbursement to the Company for its indemnification of such persons.

Item 16.  Exhibits

      The exhibit index set forth on page II-5 of this Registration Statement is hereby incorporated herein by reference.

Item 17.  Undertakings.

      (a)  Rule 415 Offering

      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any  material  information  with  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b)  Filings Incorporating Subsequent Exchange Act Documents by Reference

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c)  Acceleration of Effectiveness.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be filed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, this 17th day of July, 1998.

                                  LASERSIGHT INCORPORATED

                                  By: /s/ Gregory L. Wilson
                                     -------------------------------
                                      Gregory L. Wilson, Chief Financial Officer


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities on the dates indicated.



/s/ Michael R. Farris*                                             July 17, 1998
-------------------------------------------------
Michael R. Farris, President, Chief Executive
Officer, and Director

/s/ Francis E. O'Donnell, Jr., M.D.*                               July 17, 1998
-------------------------------------------------
Francis E. O'Donnell, Jr., M.D., Chairman of the
Board and Director

/s/ J. Richard Crowley*                                            July 17, 1998
-------------------------------------------------
J. Richard Crowley, Director

/s/ Terry A. Fuller, Ph.D.*                                        July 17, 1998
-------------------------------------------------
Terry A. Fuller, Ph.D., Director

/s/ Richard C. Lutzy*                                              July 17, 1998
-------------------------------------------------
Richard C. Lutzy, Director

/s/ David T. Pieroni*                                              July 17, 1998
-------------------------------------------------
David T. Pieroni, Director

/s/ Thomas Quinn*                                                  July 17, 1998
-------------------------------------------------
Thomas Quinn, Director

/s/ Juliet Tammenoms Bakker*                                       July 17, 1998
-------------------------------------------------
Juliet Tammenoms Bakker, Director

/s/ Gregory L. Wilson                                              July 17, 1998
-------------------------------------------------
Gregory L. Wilson, Chief Financial Officer
(Principal financial and accounting officer)

---------------------

*/  By: /s/ Gregory L. Wilson
       ------------------------------------------
       (Gregory L. Wilson, as Attorney-in-Fact)

                                INDEX TO EXHIBITS

  Exhibit
    No.                Description
    ---                -----------

   4.1 Certificate of Incorporation (incorporated by reference to Exhibit 1 to the Form 8-A/A (Amendment No. 4) filed by the Company on June 25,
         1998).
   4.2 By-laws (incorporated by reference to Exhibit 3 to the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 1992 filed by the Company on March 31, 1993).
   4.3 Rights Agreement, dated as of July 2, 1998, between LaserSight Incorporated and American Stock Transfer & Trust Company, as Rights Agent, which includes (i) as Exhibit A thereto the form of Certificate of Designation of the Series E Junior Participating Preferred Stock,
         (ii) as Exhibit B thereto the form of Right certificate (separate certificates for the Rights will not be issued until after the Distribution Date) and (iii) as Exhibit C thereto the Summary of Stockholder Rights Agreement. (incorporated by reference to Exhibit
         99.1 to the Form 8-K filed by the Company on July 8, 1998).
   5.1*  Opinion of Sonnenschein Nath & Rosenthal.
  23.1   Consent of KPMG Peat Marwick LLP.
  23.2*  Consent of Sonnenschein Nath & Rosenthal (included in Exhibit 5.1).
  24.1   Powers of Attorney.

---------------------------------
 *   To be filed by amendment.